Exhibit 2

For immediate release

CanWest Provides Update on Acquisition of Alliance Atlantis

TORONTO (July 31, 2007)—CanWest Global Communications Corp. (“CanWest”) today released additional information regarding the previously announced Plan of Arrangement (the “Arrangement”) pursuant to which AA Acquisition Corp., a subsidiary of CanWest, will acquire all of the outstanding shares of Alliance Atlantis Communications Inc. (“Alliance Atlantis”) for $53.00 cash per share.

On July 30, 2007, CanWest, Goldman Sachs Capital Partners (“Goldman Sachs”) and Alliance Atlantis announced that the closing date of the Arrangement had been extended from August 7, 2007 to August 15, 2007. The extension was necessary in order for an affiliate of AA Acquisition Corp. to finalize commitments from its banking syndicate for a bridge facility to finance part of the consideration for the Arrangement, and for the parties to complete the definitive documentation for this transaction. The bridge financing replaces the originally contemplated high yield debt offering, which has for the time being been deferred due to recent turmoil in the North American debt markets.

Coincident with obtaining the bridge financing commitment, CanWest and Goldman Sachs have settled the key economic terms of their joint venture, including their respective contributions of equity to the company that will acquire Alliance Atlantis’ broadcasting assets.

Concurrently with the completion of the Arrangement, Alliance Atlantis’ broadcasting, entertainment and motion picture distribution businesses will be reorganized and split into separate groups that will each be operated on a stand-alone basis, with certain other assets of Alliance Atlantis to be held separately.

The broadcasting assets will be held in various subsidiary entities of CW Investments Co. (“CW Investments”) in which CanWest will indirectly hold two-thirds of the voting shares and an approximate 36% equity interest, and Goldman Sachs will indirectly hold one-third of the voting shares and an approximate 64% equity interest. CanWest will have no continuing interest in Alliance Atlantis’ entertainment and motion picture distribution businesses.

The portion of the purchase price to be allocated to Alliance Atlantis’ broadcasting business will be approximately $1.5 billion, inclusive of certain transaction costs. The purchase price will be financed through a combination of debt and equity as follows:

•	CanWest will make a $262 million equity investment in CW Investments, an increase from its previously announced commitment of $200 million, with Goldman Sachs providing $472 million.

•

CW Media Holdings Inc. (“CW Media Holdings”), a subsidiary of CW Investments, intends to put in place new senior secured credit facilities totaling $525 million, consisting of a $475 million term loan and a $50 million revolving credit facility (which is expected to remain undrawn at closing) and approximately $313 million of bridge loans, for a total opening debt of $788 million.

•

CW Media Holdings’ debt financings will be independent of CanWest and Goldman Sachs, with recourse only to CW Investments and its subsidiaries. The debt financings will be subject to customary closing conditions, including completion of the Arrangement.

While the CRTC considers whether to grant approval of the change of ownership and transfer of control of certain of Alliance Atlantis’ specialty television channels, the shares and partnership interests of CW Investments’ subsidiaries that hold the broadcasting licenses and certain other broadcasting assets and employees will be placed into a trust under the direction of an independent trustee. Should CRTC approval be granted, these shares and partnership interests will be released from the trust and delivered to a subsidiary of CW Investments. CW Investments’ specialty channels and CanWest’s Canadian television business will then be managed by CanWest on an integrated basis under the terms of a management and administrative services agreement.

In connection with the Arrangement, certain affiliates of CanWest and Goldman Sachs will enter into a shareholders agreement with respect to their ownership of CW Investments. Under the terms of the shareholders agreement:

•

CanWest will agree to merge its Canadian television business with the CW Investments group in 2011, subject to any necessary regulatory approvals. The contribution of CanWest’s television business to the merged entity will be made on a debt-free and tax-efficient basis, excluding any tax liabilities related to the period prior to the combination date. The merger is expected to be completed during the second or third calendar quarter of 2011.

•

CanWest’s equity interest in CW Investments following the merger will be based upon the EBITDA of the combined business (the “Combined EBITDA”) for the 12 months ending March 31, 2011 (not December 31, 2010, as previously disclosed) and the consolidated net indebtedness of the CW Investments group at that time, as well as the rate of return on Goldman Sachs’ equity investment, which will vary depending on the Combined EBITDA at that time.

¡

Assuming that the consolidated net indebtedness of the CW Investments group at March 31, 2011 is the same amount as will be outstanding at closing ($788 million), CanWest’s equity interest will be approximately

50% if Combined EBITDA for the 12 months ending March 31, 2011 is $200 million, approximately 58% if Combined EBITDA is $250 million and approximately 63% if Combined EBITDA is $300 million. If the Combined EBITDA is higher and/or the consolidated net indebtedness of the CW Investments group is lower, then CanWest’s equity interest will increase from these levels; conversely if Combined EBITDA is lower and/or consolidated net indebtedness of the CW Investments group is higher, then CanWest’s equity percentage will decrease.

•	In order to complete the merger, CanWest will be required to remove any impediments relating to its then existing indebtedness that would prevent the completion of the merger.

•	CanWest and Goldman Sachs have also agreed to certain put rights and call rights with respect to Goldman Sachs’ equity interests in CW Investments.

¡

In each of 2011, 2012 and 2013 CanWest will have the right to cause CW Investments to purchase (or may choose to purchase itself) up to 100% of Goldman Sachs’ equity interest in CW Investments, subject to CW Investments (where it is the purchaser) maintaining a maximum consolidated leverage of 6.5 times the Combined EBITDA where less than 100% of Goldman Sachs’ equity interest is purchased.

¡

In the event that CanWest does not exercise its call right with respect to at least 50% of Goldman Sachs’ equity interest in 2011, Goldman Sachs will then have the right to require CW Investments to acquire equity interests which, together with any equity interests purchased pursuant to CanWest’s call in 2011, would equal up to 50% of Goldman Sachs’ total equity interest in CW Investments, subject to CW Investments maintaining a maximum consolidated leverage of 6.5 times Combined EBITDA. Goldman Sachs will also have the right to require CW Investments to purchase any remaining equity interests that it holds in 2013.

¡

The price at which Goldman Sachs’ equity interest could be purchased will be based upon the agreed equity value of CW Investments on the relevant date, being equal to 12 times the Combined EBITDA for the 12 month period ended March 31 of the year in which the call or put is exercised, less the consolidated net indebtedness of the CW Investments group at that time. The call and put rights may be exercised in the second quarter of each of the years specified above with settlement occurring in the same calendar quarter, with the exception of the settlement of the first call or put in 2011, which would occur in the third calendar quarter.

¡

The parties have also agreed to certain minimum amounts of Combined EBITDA for purposes of calculating the purchase price for Goldman Sachs’ equity interest upon the exercise of CanWest’s call rights. Regardless of actual results, the relevant Combined EBITDA will be deemed to be no lower than $230 million, $250 million and $280 million if CanWest’s call rights are exercised in 2011, 2012 or 2013, respectively. No such minimum amounts will apply for purposes of determining the purchase price applicable on an exercise of Goldman Sachs’ put rights, provided that if Goldman Sachs’ exercises its put right in 2011, the purchase price will be based upon an agreed equity value of no less than $2.5 billion less the consolidated net indebtedness of the CW Investments group as at March 31, 2011.

¡

If CanWest or CW Investments has not acquired 100% of Goldman Sachs’ equity interest by the expiry date of Goldman Sachs’ last put right in 2013, then Goldman Sachs will be entitled to sell the CW Investments group, subject to a right of first offer in favour of CanWest, failing which Goldman Sachs will have the right to require CW Investments to effect an initial public offering of securities of the CW Investments group as a means of effecting its exit, subject to any necessary regulatory approvals.

•

If necessary to ensure that CW Media Holdings complies with certain financial covenants under its senior secured facilities, CanWest will be obliged to make additional equity contributions to CW Investments up to a maximum of $12.5 million in 2008 and $25 million in each of the years thereafter until the combination date.

•

The shareholders agreement will also contain typical minority shareholder protections for the benefit of Goldman Sachs, including restrictions on the incurrence of additional debt by CW Investments and its subsidiaries and other transactions outside the ordinary course of business, in each case without the unanimous approval of the board of directors of CW Investments. CanWest will agree to similar restrictions in respect of the operation of its Canadian television business. There will be no restrictions on CanWest’s ability to determine the programming content of either of the businesses and CanWest will maintain full control of all day-to-day operations of both businesses on an integrated basis under the terms of the management and administrative services agreement.

Forward-Looking Statements

This media release contains certain comments or “forward-looking statements” that are based largely upon current expectations and are subject to certain risks, trends and uncertainties. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. The reader should not place undue reliance upon such forward-looking statements. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from anticipated future results or expectations expressed or implied by such forward-looking statements, including the risk that the Arrangement will not be successfully completed for any reason (including the failure to obtain the required financing). Certain uncertainties and other factors are described in materials filed by CanWest with the security regulatory authorities in Canada from time to time and are available at www.sedar.com.

CanWest disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com) an international media company listed on the TSX (trading symbols: CGS and CGS.A) is Canada’s largest publisher of English language daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Indonesia, Turkey, the United States and the United Kingdom.

The Company will hold a conference call on Tuesday, July 31, 2007 at 2:00 PM Eastern Daylight Time. The call-in numbers are 416-644-3420 or 866-249-2165. Audio Stream and PowerPoint Presentation will also be available at http://www.canwestglobal.com/. This call is for analysts only. Media may participate in listen-only mode. Replay will be available for five days following the call at 416-640-1917 or 877-289-8525 using the pass-code 21242698#.

Contact:

Deb Hutton, SVP Corporate Communications

416-383-2442

dhutton@canwest.com